08026519

SE… MISSION
Washington, D.C. 20549

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cooper Malone McClain Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E. Kellogg, Suite 700
(No. and Street)

Wichita, (City) Kansas (State) 67207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erin Cyphers (316) 685-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 N. Main, Ste 1700 (Address) Wichita (City) Kansas (State) 67207 (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

I, John K Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Malone McClain, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

VICTORIA DAVIS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 10/29/09

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2007 AND 2006

WITH

INDEPENDENT AUDITORS' REPORT

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2007 and 2006

TABLE OF CONTENTS

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the statements of financial condition of Cooper Malone McClain, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 13, 2008

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

ASSETS

	2007	2006
Cash	$ 18,326	$ 13,093
Deposit with clearing organization	447,981	440,010
Receivables:		
Commissions and interest	50,678	27,094
Employees and stockholders	4,461	4,460
Securities owned:		
Investment inventory, at market; cost $1,795,201 and $1,523,774, respectively	1,785,445	1,389,126
Company investments, at market; cost $630,855 and $0, respectively	519,675	--
Furniture and equipment, net of accumulated depreciation of $120,695 and $118,626	28,714	26,764
Other assets:		
Cash surrender value of life insurance	419,599	374,045
Other	23,733	44,680
	$ 3,298,612	$ 2,319,272

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Note and margin payable, clearing organization	$ 1,840,337	$ 1,068,787
Payables:		
Clearing organization	5,580	3,974
Other liabilities	34,403	18,264
	1,880,320	1,091,025
Stockholders' equity:		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	100,000	100,000
Additional paid-in capital	200,157	200,157
Retained earnings	1,118,135	928,090
Total stockholders' equity	1,418,292	1,228,247
	$ 3,298,612	$ 2,319,272

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Trading commission income	**$ 481,012**	$ 643,568
Net trading profit	**722,481**	366,245
Interest income	**120,228**	94,922
Underwriting profits	**202,498**	524,095
Fiscal advisory fees	**79,725**	122,866
Other	**100,556**	35,609
Unrealized gain, securities owned	**13,712**	24,154
	1,720,212	1,811,459
Expenses:		
Salaries and commissions	**889,647**	939,603
General and administrative	**462,395**	502,742
Interest	**108,125**	63,588
	1,460,167	1,505,933
Net income	**$ 260,045**	$ 305,526

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2007 and 2006

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2005	100,000	$ 100,000	$ 200,157	$ 742,564	$ 1,042,721
Distributions to stockholders				(120,000)	(120,000)
Net income				305,526	305,526
Balance, December 31, 2006	100,000	100,000	200,157	928,090	1,228,247
Distributions to stockholders				**(70,000)**	**(70,000)**
Net income				**260,045**	**260,045**
Balance, December 31, 2007	**100,000**	**$ 100,000**	**$ 200,157**	**$ 1,118,135**	**$ 1,418,292**

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 260,045	$ 305,526
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	8,373	7,800
Loss on sale of furniture and equipment	1,112	4,063
Unrealized gain, securities owned	(13,712)	(24,194)
Changes in operating assets and liabilities:		
Deposit with clearing organization	(7,971)	(97,073)
Receivables	(23,585)	(13,090)
Securities owned	(902,282)	(663,785)
Other assets	20,947	(1,042)
Payables:		
Clearing organization	1,606	3,974
Other liabilities	16,139	(14,459)
Net cash from operating activities	(639,328)	(492,280)
Cash flows from investing activities:		
Purchase of furniture and equipment	(11,475)	(7,782)
Proceeds from sale of furniture and equipment	40	1,256
Net change in cash surrender value of life insurance	(45,554)	(42,537)
Net cash from investing activities	(56,989)	(49,063)
Cash flows from financing activities:		
Distributions to stockholders	(70,000)	(120,000)
Net receipts on note and margin payable, clearing organization	771,550	647,134
Net cash from financing activities	701,550	527,134
Increase (decrease) in cash and cash equivalents	5,233	(14,209)
Cash and cash equivalents at beginning of year	13,093	27,302
Cash and cash equivalents at end of year	$ 18,326	$ 13,093

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions are recorded on the trade date. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Receivables – Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. Employees and stockholders receivables consist of amounts due from related parties. Management believes they are fully collectible.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned – Securities owned consist of corporate bonds, municipal bonds, U.S. Government Securities, and equity securities. Securities owned are classified as trading securities, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. Substantially all the municipal bonds pertain to Kansas issues.

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes – The Company has elected to be taxed as an 'S' Corporation. Under this election, income and losses of the Company, along with any tax credits, are reported for income tax purposes by the stockholders on their individual income tax returns. Accordingly, the accompanying financial statements do not include a provision for income taxes on corporate earnings. Customarily, stockholders in 'S' Corporations withdraw funds from equity to make quarterly and annual income tax payments. The Company does not accrue such withdrawals as the taxable income is earned; instead, the Company's policy is to record such withdrawals when the cash is distributed.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Reclassifications – Certain amounts in prior year financial statements have been reclassified to conform with the current year presentation.

Accounting Policies Not Yet Adopted – In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 establishes standards for accounting for uncertainty in income taxes recognized in a company's financial statements. The requirement of FIN 48 will first apply to the Company for its 2008 financial statements.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, "Fair Value Measurements" (Statement 157). Statement 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Statement 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. Statement 157 is effective for fiscal years beginning after November 15, 2007.

In February 2007, FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. Statement 159 is effective for fiscal years beginning after November 15, 2007.

Management has not yet completed its initial evaluation of FIN 48, Statement 157, and Statement 159 and has not yet determined what effect, if any, these pronouncements will have on its financial statements.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $30,000 or various percentages of securities owned. There were deposits of $447,981 and $440,010 at December 31, 2007 and 2006, respectively.

4. SECURITIES OWNED

Securities owned consist of trading and investment securities at market values, as follows:

	2007	2006
Investment inventory:		
Corporate bonds	$ 282,111	$ 14,741
Municipal bonds	1,001,876	1,016,258
U.S. Government securities	20,001	42,539
Equity securities	481,457	315,588
	$ 1,785,445	$ 1,389,126
Company investments:		
Equity securities	$ 519,675	$ --

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2007	2006	Useful Lives
Office furniture and fixtures	$ 93,337	$ 88,774	6 to 10 years
Computer equipment and software	56,072	56,616	3 to 6 years
	$ 149,409	$ 145,390	

Depreciation charged to income was $8,373 and $7,800 in 2007 and 2006, respectively.

6. LEASES

The Company leases office space (through February 2009) and equipment (through October 2012) under long-term lease agreements that are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2007:

Year Ending December 31,	
2008	$ 54,444
2009	12,074
2010	3,600
2011	3,600
2012	3,000

Rental expense for all operating leases was $53,905 and $53,520 in 2007 and 2006, respectively.

7. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, Inc., the Company's clearing organization. Amounts payable on this note were $1,840,337 and $1,068,787 at December 31, 2007 and 2006, respectively. The note is secured by municipal and corporate bonds as well as U.S. Government securities with a market value of $2,305,120 and $1,389,126 at December 31, 2007 and 2006, respectively, and is due as the respective secured inventory is sold.

Interest expense is calculated daily on the inventory settlement date balance at slightly below the broker call money rate (8.21% at December 31, 2007). Interest paid for 2007 and 2006 was $108,125 and $63,588 respectively.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company contributes safe harbor contributions each pay period. The Company contributed $20,351 and $26,851, during the years ended December 31, 2007 and 2006, respectively.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $918,098 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .04 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $796,339 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

10. OFF-BALANCE SHEET RISK

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing brokers. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

11. SUBSEQUENT EVENT

Subsequent to the Company's year end, a notice was received regarding a customer requesting arbitration related to an alleged amount of losses on trading transactions. Management expects to resolve this in the near future. It is too early to determine if the Company has any liability associated with this customer. However, management does not expect any settlement from this mediation that would have an adverse impact on the Company.

SUPPLEMENTARY INFORMATION

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the accompanying financial statements of Cooper Malone McClain, Inc. as of and for the years ended December 31, 2007 and 2006 and have issued our report thereon dated February 13, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.

February 13, 2008

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) 267-7231 • (316) 267-0339 fax • www.aghlc.com

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2007 and 2006

	2007	2006
Aggregate indebtedness:		
Payable:		
Clearing organization	$ 5,580	$ 3,974
Other liabilities	34,403	18,264
Total aggregate indebtedness	$ 39,983	$ 22,238
Net capital:		
Credit items:		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	200,157	200,157
Retained earnings	1,118,135	928,090
Total credit items	1,418,292	1,228,247
Deductions and charges:		
Receivables, employees and stockholders	4,461	4,460
Furniture and equipment, at cost, less accumulated depreciation	28,714	26,764
Other assets	23,733	44,680
Haircuts and undue concentration on securities owned	292,246	119,558
Defaulted Bonds	151,040	236,446
Total deductions and charges	500,194	431,908
Net capital	$ 918,098	$ 796,339
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	818,098	696,339
	$ 918,098	$ 796,339
Ratio of aggregate indebtedness to net capital	.04 to 1	.03 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2007 and 2006.

COOPER MALONE MCCLAIN, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2007 and 2006

	2007	2006
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2007 and 2006	$ 39,983	$ 22,238
Aggregate indebtedness as computed on Schedule 1	$ 39,983	$ 22,238
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2007 and 2006	$ 918,098	$ 805,167
Year-end audit adjustments:		
Less adjustments to haircuts and undue concentration on securities owned	--	(8,828)
Net capital as computed on Schedule 1	$ 918,098	$ 796,339

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

Independent Auditors' Report on Internal Control

To the Board of Directors
Cooper Malone McClain, Inc.
Wichita, Kansas

In planning and performing our audit of the financial statements of Cooper Malone McClain, Inc. (Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Wichita, Kansas
February 13, 2008

END